NEWS RELEASE
BROOKFIELD PROPERTIES REPORTS
FIRST QUARTER 2009 RESULTS
All dollar references are in U.S. dollars unless noted otherwise.
NEW YORK, May 1, 2009 – Brookfield Properties Corporation (BPO: NYSE, TSX) today announced that net income for the three months ended March 31, 2009 was $38 million or $0.10 per diluted share, compared to $23 million or $0.06 per diluted share during the same period in 2008.
Funds from operations (“FFO”) was $127 million or $0.32 per diluted share for the three months ended March 31, 2009, compared with $126 million or $0.32 per diluted share during the same period in 2008.
Commercial property net operating income for the first quarter of 2009 was $327 million, compared to $340 million during the first quarter of 2008.
During the first quarter, Brookfield Properties leased 1.8 million square feet of space in its managed portfolio, improving the company’s five-year lease expiry profile by 160 basis points. The company’s managed-portfolio occupancy rate finished the quarter at 95.6%.
HIGHLIGHTS OF THE FIRST QUARTER
Leased 1.8 million square feet of space. Renewals represent 79% of the total while new leases represent the remainder. First quarter leasing highlights include:
Minneapolis – 912,000 square feet
-	A 10-year lease renewal with Target Corp. for 886,000 square feet at 33 South Sixth Street
Toronto – 233,000 square feet
-	A 10-year lease renewal with The Bay/Hudson’s Bay Company for 209,000 square feet at Hudson’s Bay Centre
New York – 193,000 square feet
-	A new 15-year lease with Locke, Lord, Bissell & Liddell for 110,000 square feet at Three World Financial Center

-	A new 10-year sublease with Sonnenschein, Nath & Rosenthal for 125,000 square feet at Two World Financial Center

Los Angeles – 176,000 square feet
-	A new 5-year lease with Kirkland & Ellis LLP for 90,000 square feet at Bank of America Plaza

-	A new 10-year lease with Seyfarth Shaw LLP for 55,000 square feet at Bank of America Plaza
Reduced interest rate volatility exposure by entering into $1 billion of contracts which swap the company’s floating rate LIBOR exposure to fixed rate. The contracts are between one and two years in term, fix the interest rate at approximately 1.4%, and reduce the company’s floating rate exposure by 11%.
Refinanced or extended $184 million of debt. Transactions completed during the quarter included Bethesda Crescent, Bethesda, MD for $33 million and Two Ballston Plaza, Ballston, VA for $25 million. Transactions completed subsequent to the quarter included RBC Plaza, Minneapolis, MN for $70 million and 2000 L Street, Washington, DC for $56 million. These financings carry a current weighted average interest rate of 5.6%.
Advanced Bay Adelaide Centre West toward third quarter completion. The 1.2-million-square-foot development continues to be on budget and on time for completion in the third quarter of 2009. Work is progressing in the lobby, concourse level retail and on the Adelaide tunnel connection to Scotia Plaza; two tenants have commenced build-outs. During the quarter, 22,000 square feet was leased to Goodmans LLP and ASAP Reporting Services Inc., bringing total pre-leasing to 73%.
Substantially completed the Bankers Court development in Calgary. The building is a LEED Gold Class AA office property which has received an occupancy permit from the City of Calgary. The 265,000-square-foot, 12-story building, connected to Bankers Hall by sky bridge, is 100% leased.
Declared quarterly dividend. The board of directors declared a common share dividend of $0.14 per share for the first quarter, unchanged from previous quarters. In addition, the board of directors approved a Dividend Re-Investment Plan (DRIP) which will allow shareholders to elect to reinvest their dividends and buy additional shares of the company in lieu of a cash payment.  The DRIP will be available to shareholders in Canada and the U.S. Specifics on the DRIP will be sent to shareholders when the plan becomes effective, expected to be in the second quarter of 2009.
* * *

Net Operating Income and FFO
This press release and accompanying financial information make reference to net operating income and funds from operations on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administrative and income tax expenses. Brookfield Properties defines FFO as net income prior to extraordinary items, one-time transaction costs, income taxes, depreciation and amortization, and certain other non-cash items. The company uses net operating income and FFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a relevant measure to analyze real estate, as commercial properties generally appreciate rather than depreciate. The company provides the components of net operating income and a full reconciliation from net income to FFO with the financial information accompanying this press release. The company reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure. Net operating income and FFO are both non-GAAP measures which do not have any standard meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.
Forward-Looking Statements
This press release, particularly the “Outlook” section, contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks,” and in the company’s annual report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

Dividend Declaration
The Board of Directors of Brookfield Properties declared a quarterly common share dividend of $0.14 per share payable on June 30, 2009 to shareholders of record at the close of business on June 1, 2009. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. The quarterly dividends payable for the Class AAA Series F, G, H, I, J and K preferred shares were also declared payable on June 30, 2009 to shareholders of record at the close of business on June 15, 2009.
Conference Call
Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing 2009 first quarter results on Friday, May 1, 2009 at 11:00 a.m. eastern time. Scheduled speakers are Ric Clark, chief executive officer; Steve Douglas, president; and Bryan Davis, chief financial officer. Management’s presentation will be followed by a question and answer period.
To participate in the conference call, please dial 800.374.0199, pass code 91702804 five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldproperties.com. A replay of this call can be accessed through June 1, 2009 by dialing 800.642.1687, pass code 91702804. A replay of the webcast, as well as a podcast download, will be available at www.brookfieldproperties.com for one year.
Supplemental Information
Investors, analysts and other interested parties can access Brookfield Properties’ Supplemental Information Package before the market open on May 1, 2009 at www.brookfieldproperties.com under the Investor Relations/Financial Reports section. This additional financial information should be read in conjunction with this press release.
Brookfield Properties Profile
One of North America’s largest commercial real estate companies, Brookfield Properties owns, develops and manages premier office properties in major U.S. and Canadian cities. The portfolio is comprised of interests in 108 properties totaling 75 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications
Tel: 212.417.7215; Email: melissa.coley@brookfieldproperties.com

CONSOLIDATED BALANCE SHEET

(US Millions)	March 31, 2009	December 31, 2008

Assets
Commercial properties	$14,798	$14,901
Commercial development	1,227	1,225
Residential development	1,185	1,196
Receivables and other	947	918
Intangible assets	605	637
Restricted cash and deposits	94	116
Cash and cash equivalents	221	157
Assets related to discontinued operations (i)	290	290

	$19,367	$19,440

Liabilities
Commercial property debt	$11,598	$11,505
Accounts payable and other liabilities	1,137	1,168
Intangible liabilities	670	707
Future income tax liability	242	247
Liabilities related to discontinued operations (ii)	217	217
Capital securities – corporate	859	882
Capital securities – fund subsidiaries	674	711
Non-controlling interests – fund subsidiaries	229	212
Non-controlling interests – other subsidiaries	67	68
Preferred equity – subsidiaries	303	313

Shareholders’ equity
Preferred equity – corporate	45	45
Common equity	3,326	3,365

	$19,367	$19,440

(i)	Includes $271 million of commercial properties and $19 million of other assets associated with discontinued operations at March 31, 2009 (December 31, 2008 — $271 million and $19 million, respectively).

(ii)	Includes commercial property debt of $197 million and $20 million of other liabilities associated with discontinued operations at March 31, 2008 (December 31, 2008 – $199 million and $18 million, respectively).

CONSOLIDATED STATEMENT OF INCOME

	Three months ended March 31
(US Millions, except per share amounts)	2009	2008

Total revenue	$592	$651

Net operating income
Commercial property operations	$327	$340
Residential development operations	6	18
Interest and other	7	10

	340	368
Expenses
Interest
Commercial property debt	132	162
Capital securities — corporate	12	15
Capital securities — fund subsidiaries	(6)	(8)
General and administrative	24	29
Non-controlling interests
Fund subsidiaries	7	(2)
Other subsidiaries	3	6
Depreciation and amortization	127	135
Future income taxes	6	9
Gains and other items	—	—

Net income from continuing operations	$35	$22

Discontinued operations	3	1
Net income	$38	$23

Net income per share — diluted
Continuing operations	$0.09	$0.06
Discontinued operations	0.01	—

	$0.10	$0.06

Funds from operations per share — diluted
Prior to discontinued operations	$0.31	$0.31
Discontinued operations	0.01	0.01

	$0.32	$0.32

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

	Three months ended March 31
(US Millions)	2009	2008

Net income	$38	$23
Add (deduct) non-cash and extraordinary items
Depreciation and amortization	127	135
Future income taxes	6	9
Transaction costs	—	—
Discontinued operations	—	3
Non-controlling interests in above items	(44)	(44)

Funds from operations	$127	$126

FUNDS FROM OPERATIONS PER DILUTED SHARE

	Three months ended March 31
(US Millions, except per share amounts)	2009	2008

Funds from operations	$127	$126
Preferred share dividends	(1)	(1)

Funds available to common shareholders	126	125
Weighted average shares outstanding	391.2	394.5

Funds from operations per share	$0.32	$0.32

DISCONTINUED OPERATIONS

	Three months ended March 31
(US Millions)	2009	2008

Property disposition gains	$—	$—
Revenue from discontinued operations	13	23
Operating expenses	(7)	(12)

	6	11
Interest expense	(3)	(7)

Funds from discontinued operations and gains	3	4
Depreciation and amortization	—	(3)
Non-controlling interests	—	—
Future income taxes	—	—

Discontinued operations	$3	$1

COMMERCIAL PROPERTY NET OPERATING INCOME

	Three months ended March 31
(US Millions)	2009	2008

Revenue from continuing operations (i)	$544	$559
Operating expenses	(217)	(219)

Net operating income	$327	$340

(i) Including fee income

RESIDENTIAL DEVELOPMENT NET OPERATING INCOME

	Three months ended March 31
(US Millions)	2009	2008

Revenue	$41	$82
Operating expenses	(35)	(64)

Net operating income	$6	$18

INTEREST EXPENSE — CAPITAL SECURITIES — FUND SUBSIDIARIES

	Three months ended March 31
(US Millions)	2009	2008

Interest on debt securities	$—	$6
Interest on redeemable equity interests	13	8

	13	14
Non-cash component	(19)	(22)

Total interest expense — capital securities - fund subsidiaries	$(6)	$(8)

NON-CONTROLLING INTERESTS — FUND SUBSIDIARIES

	Three months ended March 31
(US Millions)	2009	2008

Non-controlling interest	$32	$20
Non-cash component	(25)	(22)

Total non-controlling interests — fund subsidiaries	$7	$(2)